Exhibit 99.1

June 18, 2024

VIA SEDAR+

The Canadian Securities Administrators in each province and territory

The Toronto Stock Exchange

NexGen Energy Ltd. - Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the 2023 Annual General Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of NexGen Energy Ltd. (the “Corporation”) held on June 17, 2024.

Common Shares represented at the Meeting:	370,731,794
Total issued and outstanding Common Shares at the record date:	539,846,319
Percentage of issued and outstanding Common Shares represented:	68.67%

Business of the Meeting

1.	Fixing the Number of Directors at ten. The shareholders approved by a show of hands the number of directors to be fixed at ten. Proxies were received as follows:

For the motion:	334,914,042 (94.03%)
Against the Motion:	21,274,752 (5.97%)
Total Shares Voted:	356,188,794 (66.0% of shares issued & outstanding as at the record date)

2.	Election of Directors. The shareholders voted by way of ballot and the following nominees were elected as directors to serve until their successors are duly elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Leigh Curyer	311,108,480	95.60%	14,302,472	4.40%
Christopher McFadden	229,615,727	70.56%	95,795,224	29.44%
Richard Patricio	165,468,525	50.90%	159,942,427	49.10%
Trevor Thiele	260,841,830	80.16%	64,569,121	19.84%
Warren Gilman	254,849,933	78.32%	70,561,019	21.68%
Sybil Veenman	270,801,630	83.22%	54,609,322	16.78%
Karri Howlett	268,746,563	82.59%	56,664,390	17.41%
Brad Wall	276,811,208	85.07%	48,599,744	14.93%
Ivan Mullany	238,468,436	73.28%	86,942,517	26.72%
Susannah Pierce	319,871,011	98.30%	5,539,940	1.70%

3.	Appointment of Auditors. The shareholders approved by a show of hands the re-appointment of KPMG LLP as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration. Proxies were received as follows:

For the motion:	369,374,694 (99.63%)
Withheld/Abstain:	1,357,096 (0.37%)
Total shares voted:	370,731,790 (68.67% of shares issued & outstanding as at the record date)

NexGen Energy Ltd.

By:	“Benjamin Salter”
Benjamin Salter
Chief Financial Officer